Exhibit 99.1
Independent Accountant’s Statement Regarding Optionable, Inc.’s Form 10-K for Year Ended December 31, 2010

We have been engaged to audit the financial statements of Optionable, Inc. (the “Company”) that are to be included in its Form 10-K filing for the year ended December 31, 2010. We represent that our audit was delayed because we were awaiting certain responses to our legal-inquiry confirmations from law firms that have represented the Company or former members of the Company. The information provided in such responses is necessary for us to be able to render an opinion on the Company’s financial statements.

Respectfully,

/s/ Sherb & Co., LLP

March 31, 2011

New York, NY